DOCUMENT OF THE EUROPEAN BANK

FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL REPORT

At 31 December 2024

The financial statements for the Bank for the year ended 31 December 2024 were audited on 9 April 2025 and reviewed by the Board of Directors on 9 April 2025 and will be subsequently submitted for approval to the Board of Governors.

European Bank for Reconstruction and Development: Financial Report at 31 December 2024

Income statement

For the year ended 31 December 2024	Year to 31 Dec 2024 € million	Year to 31 Dec 2023 € million
Interest income
From Banking loans	2,330	2,526
From fixed-income debt securities and other interest	2,037	1,374
Net Interest income on derivatives	—	225
	4,367	4,125
Other interest
Interest expense and similar charges	(2,708)	(2,291)
Net interest expense on derivatives	(201)	—
Net interest income	1,458	1,834
Fee and commission income	136	144
Fee and commission expense	(114)	(117)
Net fee and commission income	22	27
Donor-related income	29	28
Donor-related expense	(31)	(20)
Net donor-related income	(2)	8
Dividend income	140	82
Net gains from share investments at fair value through profit or loss	725	919
Net gains/(losses) from loans	48	(5)
Net gains from Treasury assets held at amortised cost	1	1
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	81	210
Fair value movement on non-qualifying and ineffective hedges	(246)	(554)
Impairment provisions on Banking loan investments	111	100
Impairment provisions on guarantees	(7)	14
General administrative expenses	(522)	(479)
Depreciation and amortisation	(65)	(59)
Net profit	1,744	2,098
Attributable to:
Equity holders	1,744	2,098
Memorandum items
Transfers of net income approved by the Board of Governors	(20)	(23)
Net profit after transfers of net income approved by the Board of Governors	1,724	2,075

European Bank for Reconstruction and Development: Financial Report at 31 December 2024

Statement of comprehensive income

For the year ended 31 December 2024	Year to 31 December 2024 € million	Year to 31 December 2023 € million
Net profit	1,744	2,098
Other comprehensive income
1: Items that will not be reclassified subsequently to profit or loss
– Gains on share investments designated as fair value through other comprehensive income	34	17
– Actuarial gains on defined benefit scheme	59	35
2: Items that may be reclassified subsequently to profit or loss
– (Losses)/gains on cash flow hedges	(9)	351
– Cross-currency basis spread on fair value hedging instruments	40	267
– Gains on loans measured at fair value through other comprehensive income	105	153
– Losses on loans designated as fair value through other comprehensive income reclassified to profit and loss	(62)	—
– (Losses)/gains on cash flow hedges reclassified to profit and loss	(63)	33
Other comprehensive income	104	856

Total comprehensive income	1,848	2,954

Attributable to:
Equity holders	1,848	2,954

European Bank for Reconstruction and Development: Financial Report at 31 December 2024

Balance sheet

At 31 December 2024	€ million	31 Dec 2024 € million	€ million	31 Dec 2023 € million
Assets
Placements with and advances to credit institutions
Cash and cash equivalents	6,013		6,324
Other placements and advances	18,780		12,405
		24,793		18,729
Debt securities
At fair value through profit or loss	1,357		962
At amortised cost	9,480		8,392
		10,837		9,354
Other financial assets
Derivative financial instruments	5,709		5,561
Other financial assets	2,072		939
		7,781		6,500
Loan investments
Loans at amortised cost	35,627		32,948
Less: Provisions for impairment	(1,600)		(1,831)
Loans at fair value through other comprehensive income	790		1,024
Loans at fair value through profit or loss	945		843
		35,762		32,984
Share investments
Banking portfolio:
At fair value through profit or loss	6,539		5,620
Treasury portfolio:
Share investments at fair value through other comprehensive income	191		157
		6,730		5,777
Intangible assets		164		152
Property and equipment		400		426
Total assets		86,467		73,922

Liabilities
Borrowings
Amounts owed to credit institutions and other third parties	1,396		911
Debts evidenced by certificates	53,838		44,298
		55,234		45,209
Other financial liabilities
Derivative financial instruments	4,084		4,939
Other financial liabilities	1,833		1,506
		5,917		6,445
Total liabilities		61,151		51,654

Members’ equity attributable to equity holders
Paid-in capital	7,438		6,218
Reserves and retained earnings	17,878		16,050
Total members’ equity		25,316		22,268
Total liabilities and members’ equity		86,467		73,922

Memorandum items
Undrawn commitments		19,912		16,631

4